Coloplast

Ostomy care
Urology & Continence care
Wound & Skin care
Breast care

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

8. februar 2007
DKGUJ/GUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

07021095

SEC MAIL PROCESSING RECEIVED 2007 WASH. D.C. SECTION

Gunilla Jensen
Executive Secretary

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

8 February 2007

SUPPL

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange No. 1/2007.

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

PROCESSED

FEB 2 0 2007

THOMSON FINANCIAL

Encl.

Coloplast

Stock Exchange Announcement no. 1/2007
8 February, 2007

Interim Financial Statement, Q1 2006/07

(1 October 2006 - 31 December 2006)

"We are pleased with Coloplast's performance," says Sten Scheibye, President and CEO. "We are reporting a decent operating profit and expect the slight slowdown of our organic growth to be temporary. January's sales growth seems to confirm that. The integration of the acquired urology business is proceeding well and we retain our previously announced forecast for the full year."

- Coloplast generated revenue of DKK 2,048m compared with DKK 1,646m for the same period last year. This represents an increase of 26% in local currencies, 19% of which derives from the acquired urology business
- Our organic growth rate was 7% measured in local currencies
- Operating profit was DKK 260m and the profit margin came to 13%
- Excluding the costs of integrating our acquired urology business and depreciation of intangible assets relating to that acquisition, totalling DKK 84m, operating profit amounted to DKK 344m, corresponding to a profit margin of approximately 17%
- Economic profit amounted to DKK 46m compared with DKK 98m for the same period last year.
- A share buy-back programme in the order of DKK 1bn will be initiated for exercise in 2007 and part of 2008 with a view to cancelling the shares acquired
- The outlook for 2006/07 remains unchanged.

Key figures and ratios, DKKm (unaudited)	**Actual 2006/07 3 months**	**Actual 2005/06 3 months**	**Indexed on 2005/06 3 months**	**Actual 2005/06 full year**
Revenue	2,048	1,646	124	7,227
Operating profit (EBIT)	260	275	95	955
Net financial income and expenses	-58	-39	149	-229
Profit before tax	202	236	86	726
Tax on profit for the period	-60	-72	83	-213
Coloplast's share of profit for the period	142	164	87	614
Profit margin, EBIT, %	13	17		13
EBITDA margin, %	20	22		19
Profit per free share of DKK 5, EPS, DKK	3	4		11
Return on equity, %	20	27		23
Return on average invested capital (ROAIC), %	13	20		15
Economic profit	46	98		349
PE, price/earnings ratio	43	29		37
Equity ratio, %	34	42		35
Total assets	8,183	5,732		7,982
Investment in tangible fixed assets, gross	134	97		415

Attached are income statement, balance sheet, cash flow statement, statement of changes in equity, notes and key figures and ratios.

Income statement and balance sheet

Revenue

Organic revenue growth of 7% in local currencies

Coloplast's Q1 revenue was DKK 2,048m compared with DKK 1,646m for the year-earlier period, corresponding to an increase of 24% in Danish kroner and 26% in local currencies. Revenue generation was affected by the acquisition of the urology business, which contributed 19% revenue growth.

Organic growth for Coloplast's original business was 7% in local currencies, exceeding the 5% recorded in Q4 2005/06.

In other words, organic revenue growth is improving, as is also confirmed by the January 2007 sales trends. In Q1, growth was, however, slightly weaker than expected. We believe that that the reasons for the performance, which are described in the sections on the individual markets, are of a temporary nature.

Full-year revenue forecast unchanged

We still expect the year's revenue to grow by approximately 22% in local currencies and organic growth to be approximately 9% in local currencies.

Profit margin

Profit margin of the underlying business was approx. 17%

Operating profit was DKK 260m, corresponding to an EBIT margin of 13%, down from 17% last year. The decrease relates to the impact of the acquisition of the urology business, totalling DKK 84m. When adjusted for the acquisition, operating profit from the underlying business was DKK 344m and the profit margin was approximately 17%. The actual effects of synergies were insignificant.

Table 1: Financial impact in Q1 of acquired business and restructuring

DKKm	Q1 06/07	Q4 05/06
Integration of acquired business	-40	-53
Relocation in the USA	-12	0
Market value adjustments, inventories	0	-69
Amortisation of intangible assets	-32	-40
Restructuring	0	0
Total financial impact	**-84**	**-162**

Cost performance affected by acquisition

The cost of sales increased during the period by 34% to DKK 828m. This amount includes amortisation of intangible assets of the acquired urology business as well as stock value write down of DKK 10m. The costs of distribution, sales and marketing increased by 27% to DKK 653m. Administrative expenses increased by 37% to DKK 253m, while research and development costs increased by 14% to DKK 66m.

Relative to the sales growth, we incurred an extraordinary increase in administrative expenses, which was primarily driven by integration activities.

Financial results

Coloplast's share of profit for the period was DKK 142m

Coloplast's share of profit for the period was DKK 142m. This represents a decrease of 13% or DKK 22m relative to the same period last year.

Financial expenses, which include interest, exchange rate and fair value adjustments as well as bank charges amounted to DKK 58m, up from DKK 39m last year. Fair value adjustment of previously granted options was DKK 34m compared with DKK 8m last year, since the price of a Coloplast share increased from DKK 473 to DKK 511 during the period under review. Total net interest expenses came to DKK 40m compared with DKK 30m in the same period last year. The increase is due to additional loans being raised in connection with the acquisition of business.

Tax rate was 30%

The effective tax rate was 30%, corresponding to a tax charge of DKK 60m compared with 31% and DKK 72m, respectively, last year.

Exchange rates

Exchange rate changes reduced revenue by DKK 24m

Coloplast's weighted average of invoicing currencies was almost 2 percentage points lower than last year. Exchange rate changes reduced the value of Coloplast's revenue by DKK 24m, whereas operating profit was not affected.

Balance sheet

Total assets increased during the period by DKK 201m to DKK 8,183m. Non-current assets decreased by DKK 65m to DKK 5,053m and current assets increased by DKK 266m to DKK 3,130m. The equity ratio was 34%.

Economic profit

Economic profit declined due to integration costs

Economic profit was DKK 46m compared with DKK 98m last year. The decline can be ascribed to integration costs. The calculation of EP is based on a weighted average cost of capital (WACC) of 6.8% and an average invested capital of DKK 8.0bn.

Cash flow statement

Cash flow

Free cash flow in line with last year's level

Free cash flow was negative at DKK 6m, which is in line with last year's level. The cash flow from operations was DKK 106m, and dividend payments to shareholders during financial year 2005/06 totalled DKK184m. At 31 December 2006 total liquid reserves were negative at DKK 275m.

Investments in property, plant and equipment during the period accounted for DKK 134m, mainly representing ordinary investments in machinery and operating equipment.

Subsidies granted for the building of a factory in Hungary

The building of our new factory in Nyírbátor, Hungary, has commenced. An agreement has been signed with the Hungarian government for subsidies of nearly EUR 20m for establishing the site.

Capital structure and share repurchase programme

The portfolio of own shares was reduced during the period by 1,700 shares as a result of share options exercised, and at 31 December 2006 we held a total of 1,889,099 Coloplast B-shares, representing 4.3% of the class B share capital.

A share buy-back programme in the order of DKK 1bn to be initiated

The company's target is to maintain a level of net debt representing 2-3½ times EBITDA. The ratio of net debt to EBITDA was 2.0 at the end of the period. Coloplast's Board of Directors has therefore resolved to initiate a new share buy-back programme, which will imply the purchase of own shares in the order of DKK 1bn during 2007 and part of 2008. The remainder of the previous share buy-back programme, which was suspended after the acquisition of the urology business, will be cancelled.

We intend to propose to the company in general meeting that the shares repurchased under the new programme are subsequently cancelled.

The buy-back programme is being launched within the scope of the existing authority granted by the shareholders in general meeting for the repurchase of up to 10% of the company's share capital.

Outlook and long-term objectives

Outlook for 2006/07

Organic revenue growth of around 9%

Coloplast's expectations for 2006/07 remain unchanged. The revenue growth is still expected to account for around 22% in local currencies. Organic growth is expected to be around 9%, while the remaining growth will be generated by the acquired urology business, which is now having full impact for the entire financial year.

The potential effects of a British healthcare reform, which is being considered by the authorities, are not included in our forecast.

Profit margin of 12-13%

The profit margin (EBIT) is expected to be 12-13%. The integration of the urology business, restructuring initiatives and amortisation of intangible assets from the acquired business are still expected to reduce operating profit by approx. DKK 380m, affecting the profit margin by some 4-5 percentage points.

Table 2: Full-year financial impact of acquisition and restructuring

DKKm	2006/07	2005/06
Integration of acquired business	-130	-70
Relocation of US operations	-30	-60
Amortisation of intangible assets	-150	-50
Restructuring	-90	0
Market value adjustment, inventories	0	-100
Synergies	20	0
Total financial impact	**-380**	**-280**

The EBITDA margin is expected to be 18-19%.

We still anticipate synergies of DKK 75-100m per year after full integration of the acquired urology business and integration costs totalling approx. DKK 230m.

Investment level affected by the building of new factories

For 2006/07 gross investments in property, plant and equipment (buildings, machinery and operating equipment) are expected to come to approx. DKK 700m, corresponding to nearly 8% of sales. Of these investments, the new factories in China and Hungary are expected to account for approximately DKK 200m.

Tax rate of 30%

The tax rate is expected to be approximately 30%.

Healthcare reforms

New reimbursement rates for continence care products in Germany

After the close of the reporting period a new set of lower nationwide reimbursement rates were introduced for continence care products in the German market, effective from 1 January 2007. To Coloplast this change will mean a lowering of the reimbursement rates for our continence care products averaging approximately 10% compared with prices before 1 January 2007. Our estimate is that the new prices will reduce Coloplast's revenue for the last nine months of 2006/07 by DKK 20-25m, and this has been allowed for in our forecast.

In 2005 and 2006 the British Department of Health issued a number of consultation papers on the regulation of medical supplies of ostomy and continence care products and associated services. The Department of Health is currently reviewing the price reimbursement for ostomy and continence care products and the rates applicable for services relating to these appliances.

Healthcare reform in Great Britain is not included in the forecast

The Department of Health estimates that the overall financial effect of price reductions in the market will be approx. GBP 27m per year relative to a total annual expenditure of GBP 200m, and that the changes will take effect from June 2007. The consultation is still ongoing with a deadline for stakeholder responses set for 5 March 2007. It is therefore impossible to say for certain when any changes may be implemented and how they might affect Coloplast's financial results. Consequently, the potential effects of the consultation process have not been included in our expectations for 2006/07.

Long-term targets unchanged

Long-term targets

The business targets for 2012 are unchanged:

- To double economic profit at least every five years towards 2012 based on the financial results in 2004/05
- A revenue of at least DKK15bn
- A profit margin (EBIT margin) of at least 18%.

Major fluctuations in the exchange rates of important currencies, significant changes in the healthcare sector or major changes in the global economy may impact Coloplast's potential for achieving the long-term targets and for meeting the full–year forecasts. In addition, the company may see an impact on its accounting values.

Business areas

The Group's results are reported as a single entity. However, details are also available on the revenue and growth rates in local currencies for the quarter for Coloplast's products in each of the four business areas and the category "Other", which comprises revenue generated by the Group from selling competitor products, bonuses, discounts, etc.

Table 3: Revenue by business area

DKKm	Q1 06/07	Q1 05/06	Growth*
Ostomy	738	701	6%
Urology & Continence c	754	453	68%
Wound & Skin care	303	293	6%
Breast care	104	108	-1%
Other	149	91	63%
Group revenue	**2,048**	**1,646**	**26%**

**Growth rates are stated in local currencies*

Revenue growth of 6%

Ostomy Care

The gross revenue generated by Coloplast's ostomy products was DKK 738m compared with DKK 701m during the year-earlier period. This corresponds to growth of 6% in local currencies, which was above the general market growth of 1-3%, but less than expected. We consider the reasons for the relatively weak sales to be of a temporary nature (see below) and therefore expect the sales growth to increase as the financial year progresses.

Growth of sales expected to increase during the financial year

New strategy for HSC

Sales generated by the German home care company HSC were lower than in the year before. The German market is changing as a result of the recent healthcare reforms. One new trend is the consolidation of distributors, who are expected to be able to offer health insurance companies and other customers a very broad product portfolio. Against this background Coloplast has decided to strengthen the position of HSC as a distributor and to expand the company's portfolio of products and services. In future, HSC will operate as an independent business unit reporting directly to the Executive Management. In the past, HSC was an integral part of the German sales subsidiary.

In Great Britain prospects of reduced reimbursement prices have over the year caused some customers to reduce their inventory levels.

Coloplast's share of new patients discharged in the US market continues to grow at a decent rate, and the company is strengthening its market position in compliance with the strategy defined.

SenSura roll-out to new markets continues

The new generation of ostomy bags **SenSura** was launched in Denmark, Sweden, France, Great Britain and Austria and will be rolled out to several countries in the quarters ahead. The product has been very well received and sales are ahead of budget.

Urology and continence care

Organic growth of 12%

The gross revenue from Coloplast's urology and continence care products increased by 68% measured in local currencies to DKK 754m, 56 percentage points being generated by acquired business. This means that the original Coloplast business showed fine growth at 12%.

Sales of disposable urology devices showed good growth

The most significant growth driver was catheters, while also sales of urological disposables grew nicely. These two product areas account for nearly half the sales generated in this area. Sales of implants did not grow, however. Our forecast for 2006/07 includes expectations that total sales generated by the acquired business will grow compared with 2005/06. In the first quarter of 2006/07 these products did not grow relative to the year-earlier period.

The new urisheath **Conveen** Optima, which has been launched in France, Great Britain, Belgium and the Netherlands, has been well received.

Integration proceeding according to plan

Integration of the urology business is proceeding according to plan. The sales organisation is being strengthened through training activities and product learning, and the setting up of new headquarters in Minneapolis, USA, is nearly complete. In December 2006 manufacturing operations in Lancing, Great Britain, were discontinued as planned.

Sales force retained

We have managed to retain our sales force in the key markets and have also established stronger development teams. A consultation process with the cooperation committee in the French sales organisation has been initiated with a view to merging the Porgès and Coloplast sales forces in countries where they currently work in separate teams now. In general, employee satisfaction measurements and retention rates indicate that we have succeeded in integrating the two corporate cultures.

Wound and skin care

Revenue growth of 6%

The gross revenue generated by Coloplast's wound and skin care products increased by 6% in local currencies to DKK 303m. This is in line with the estimated market growth and is an improvement compared with Q4 2005/06, when sales increased by 3% in local currencies.

Sales of Coloplast's advanced foam dressings increased by more than 15%, while traditional hydrocolloid dressings, which account for nearly one third of the sales generated by this business area, showed no growth.

Launch of **Biatain** – Ibu expected to drive more sales growth in 2006/07

It is our assessment that sales will return to double-digit growth rates during 2006/07 after the launch of **Biatain** - Ibu in our important European markets, and that other product launches can be expected to make positive contributions to sales growth in this area. The product has been launched in 14 countries, including Germany, France, Spain and Italy. The response so far in the markets where **Biatain** - Ibu has been launched has been extremely positive.

Breast care

The gross revenue generated by Coloplast's breast care products declined by 1% in local currencies and came to DKK 104m. Sales growth was affected by the purchasing patterns of distributors, which tend to cause quarterly fluctuations in growth rates.

Geographical markets

Table 4: Revenue by geographical market

DKKm	Q1 06/07	Q1 05/06	Growth*	Organic*
Europe	1,601	1,368	17%	6%
The Americas	317	162	106%	6%
Rest of the world	130	116	28%	13%
Group revenue	**2,048**	**1,646**	**26%**	**7%**

**Growth rates are stated in local currencies*

Organic growth of 6% in Europe

The revenue generated in Europe increased by 17% in local currencies to DKK 1,601m. Excluding acquired business, growth was 6%. Revenue growth in Europe was affected by distributors in the German market choosing to reduce their inventory levels in Q1 2006/07.

US growth affected by delays in the processing of orders

In the Americas, revenue increased by 106% in local currencies to DKK 317m. Excluding acquired business this represented a growth rate of 6%. The rate of growth is relatively low for North and South America. In the USA, the consolidation of Coloplast's distribution has caused delays in the processing of orders received in an amount of just over USD 2m.

Revenue generated in the rest of the world came to DKK 130m, representing growth of 28% in local currencies. Organic growth came to 13%.

Management issues

Strategy 2012

New initiatives within innovation, sales and marketing

Coloplast's long-term objectives and our strategy towards 2012, "Investment in growth", were announced in November 2005. Following up on this, Coloplast has taken several initiatives to increase the company's profitability and hence free resources for growth initiatives.

In February 2006 our global manufacturing unit, Global Operations, was established. In addition, the introduction of lean principles has contributed to lifting the company's profitability.

Coloplast's long-term competitive strength and our growth opportunities rely not only on the company's profitability, but equally on our innovative skills and the strength of our customer relations. We have therefore initiated an analysis of our activities in the areas of innovation, sales and marketing for the purpose of accelerating growth. The analysis findings will be implemented from the second quarter of the financial year.

Further information

Investors and financial analysts

Lene Skole
Executive Vice President, CFO
Tel. + 45 4911 1665
E-mail: dklsk@coloplast.com

Jørgen Fischer Ravn
Head of Investor Relations
Tel. + 45 3085 1308
E-mail: dkjfr@coloplast.com

Press and the media

Jens Tovborg Jensen
Head of Media Relations
Tel. + 45 3085 1922
E-mail: dkjto@coloplast.com

This announcement is available in a Danish and an English version. In case of discrepancies, the Danish version shall prevail.

Key figures and ratios (unaudited)

1 October 2006 - 31 December 2006

	Group		Group
	mDKK		mDKK
	2006/07	2005/06	2005/06
	3 months	3 months	Year
Income statement			
Revenue	2.048	1.646	7.227
Research & development costs	66	58	263
Operating profit before amortisation and depreciation (EBITDA)	405	368	1.392
Operating profit (EBIT)	260	275	955
Net financial income and expenses	-58	-39	-229
Profit before tax	202	236	726
Coloplast's share of profit for the period	142	164	614
Revenue growth			
Annual growth in revenue, %	24	10	16
Increase consists of:			
Organic growth, %	7	8	8
Currency effect, %	-2	2	1
Acquired business, %	19	0	7
Divested business, %	0	0	0
Balance sheet			
Total assets	8.183	5.732	7.982
Invested capital	8.208	5.565	7.996
Net interest-bearing debt	3.306	1.136	3.069
Equity	2.777	2.417	2.804
Cash flow and investments			
Cash flow from operations	106	104	991
Cash flow from investments	-112	-105	-3.018
Acquisition of tangible assets, gross	134	97	415
Cash flow from financing	-141	-371	782
Free cash flow	-6	-1	-2.027
Key figures			
Profit margin, EBIT, %	13	17	13
Profit margin, EBITDA, %	20	22	19
Return on average invested capital (ROAIC), %	13	20	15
Ecconomic profit	46	98	349
Return on equity, %	20	27	23
Ratio of net debt to EBITDA	2,0	0,8	2,2
Interest cover	10	13	10
Equity interest, %	34	42	35
Rate of debt to enterprise value, %	12	6	12
Book value per share, DKK	58	50	58
Share data			
Share price, DKK	511	391	473
Share price/Book value per share	9	8	8
PE, price/earnings ratio	43	29	37
Dividend per share, DKK	-	-	4,00
Pay-out ratio, %	-	-	31
Earnings per share, EPS, DKK	3	4	11
Free cash flow per share	0	0	-42

Income statement (unaudited)

1 October 2006 - 31 December 2006

		Group		Index
		mDKK		
		2006/07	*2005/06*	
Notes		*3 months*	*3 months*	
1	Revenue	2.048	1.646	124
	Cost of sales	-828	-618	134
	Gross profit	**1.220**	**1.028**	**119**
	Distribution, sales and marketing costs	-653	-513	127
	Administrative expenses	-253	-185	137
	Research and development costs	-66	-58	114
	Other operating income	12	6	200
	Other operating expenses	0	-3	0
1	**Operating profit**	**260**	**275**	**95**
2	Financial income	23	8	288
3	Financial expenses	-81	-47	172
	Profit before tax	**202**	**236**	**86**
	Tax on profit for the period	-60	-72	83
	Profit for the period	**142**	**164**	**87**
4	Minority interests	0	0	
	Coloplast´s share of profit for the period	**142**	**164**	**87**
	Earnings per Share (EPS), DKK	3	4	
	Earnings per Share (EPS), not adjusted for own shares, DKK	3	3	

Balance sheet (unaudited)

At 31 December 2006

Notes		Group mDKK		
		At 31 Dec 06	At 30 Sep 06	At 31 Dec 05
	Assets			
	Acquired patents and trademarks	1.452	1.532	15
	Goodwill	998	1.021	327
	Software	120	127	147
	Other rights	0	0	0
	Prepayment for intangible assets and intangible assets in progress	33	25	8
	Intangible assets	**2.603**	**2.705**	**497**
	Land and buildings	1.126	1.138	1.105
	Plant and machinery	656	642	534
	Other fixtures and fittings, tools and equipment	228	233	209
	Property, plant and equipment in progress and prepayments for property, plant and equipment	308	263	248
	Property, plant and equipment	**2.318**	**2.276**	**2.096**
	Investment in associates	2	2	2
	Other investments	7	7	6
	Deferred tax asset	123	128	159
	Investments	**132**	**137**	**167**
	Fixed assets	**5.053**	**5.118**	**2.760**
	Inventories	**916**	**844**	**707**
	Trade receivables	1.661	1.598	1.267
	Receivables from associates	6	7	6
	Income taxes	0	68	0
	Other receivables	158	146	98
	Prepayments	80	52	39
	Receivables	**1.905**	**1.871**	**1.410**
	Marketable and securities	**1**	**1**	**294**
	Cash and bank balances	**308**	**148**	**561**
	Current assets	**3.130**	**2.864**	**2.972**
	Assets	**8.183**	**7.982**	**5.732**

Balance sheet (unaudited)

At 31 December 2006

Notes		Group mDKK At 31 Dec 06	At 30 Sep 06	At 31 Dec 05
	Liabilities			
	Contributed capital	240	240	240
	Reserve for exchange rate adjustments	7	0	0
	Fair value reserve	-35	-65	-96
	Proposed dividend for the year	0	184	0
	Retained earnings	2.565	2.445	2.273
	Equity	**2.777**	**2.804**	**2.417**
4	**Minority interests**	**1**	**1**	**1**
	Provision for pensions and similar liabilities	105	106	80
	Provision for deferred tax	155	147	58
	Other provisions	24	32	14
	Mortgage debt	589	595	388
	Other credit institutions	2.167	2.118	1.262
	Other payables	9	72	65
	Deferred income	273	228	141
	Long-term liabilities	**3.322**	**3.298**	**2.008**
	Provision for pensions and similar liabilities	**11**	**11**	**0**
	Mortgage debt	21	51	4
	Other credit institutions	563	226	195
	Trade payables	369	391	243
	Income taxes	70	148	82
	Other payables	982	950	643
	Deferred income	67	102	139
	Short-term liabilities	**2.083**	**1.879**	**1.306**
	Short-term and long-term liabilities	**5.405**	**5.177**	**3.314**
	Liabilities	**8.183**	**7.982**	**5.732**

8 Contingent items

Cash flow statement (unaudited)

1 October 2006 - 31 December 2006

		Group	
		mDKK	
		2006/07	2005/06
Notes		3 months	3 months
	Operating profit	260	275
5	Adjustment for non-cash operating items	136	94
6	Changes in working capital	-165	-104
	Ingoing interest payments, etc.	23	10
	Outgoing interest payments, etc.	-81	-47
	Company tax paid	-67	-124
	Cash flow from operations	**106**	**104**
	Investments in intangible assets	0	-13
	Investments in land and buildings	-2	-1
	Investments in plant and machinery	-30	-29
	Adjustments of tangible assets under construction	-102	-67
	Fixed assets sold	22	5
	Divestment of operations	0	0
	Purchase of operations	0	0
	Investmens in other investments	0	0
	Cash flow from investments	**-112**	**-105**
	Free cash flow	**-6**	**-1**
	Dividend to shareholders	-184	-162
	Dividend to minority interests	0	-1
	Investment in own shares	0	-105
	Financing from shareholders	**-184**	**-268**
	Financing through long-term borrowing, instalmenst	-7	-103
	Financing through long-term borrowing, debt funding	50	0
	Cash flow from financing	**-141**	**-371**
	Net cash flow for the period	**-147**	**-372**
	Liquidity at 1 October 2006	-128	1.028
	Adjustment, exchange rate	0	0
	Change in liquidity for the period	-147	-372
7	**Liquidity at 31 December 2006**	**-275**	**656**

The consolidated cash flow statement cannot be extracted directly from the published financial statements.

Statement of changes in equity (unaudited)

Group	**Contributed capital**		**Reserve for exchange rate**	**Reserve for fair**	**Dividend**	**Retained earnings**	**Equity total**
mDKK	**A shares**	**B shares**	**adjustments**	**value**			
1.10.2005 - 31.12.2005							
Balance at 1.10.2005 as reported in annual report	18	222	3	-109	162	2.276	2.572
Effect of changes in accounting policies						-60	-60
Restated value at 1.10.2005	18	222	3	-109	162	2.216	2.512
Hedging against interest risks				16			16
Effect of hedging on deferred tax				2			2
Hedging against exchange rate risks				0			0
Effect of hedging on deferred tax				-5			-5
Net gain/loss not recognised in income statement	0	0	0	13	0	0	13
Dividend paid out for 2004/05					-162		-162
Tax value of loss on employee shares							0
Profit for the period					0	164	164
Own shares purchased						-105	-105
Own shares sold						0	0
Dividend on own shares							0
Adjustment of opening balances and other adjustments							0
relating to subsidiaries			-3			-2	-5
Balance at 31.12.2005	**18**	**222**	**0**	**-96**	**0**	**2.273**	**2.417**
1.10.2006 - 31.12.2006							
Balance at 1.10.2006 as reported in annual report	18	222	-18	-65	184	2.463	2.804
Effect of changes in accounting policies						0	0
Restated value at 1.10.2006	18	222	-18	-65	184	2.463	2.804
Hedging against interest risks				39			39
Effect of hedging on deferred tax				-11			-11
Hedging against exchange rate risks				2			2
Effect of hedging on deferred tax				0			0
Net gain/loss not recognised in income statement	0	0	0	30	0	0	30
Dividend paid out for 2005/06					-184		-184
Tax value of loss on employee shares							0
Profit for the period						142	142
Own shares purchased and loss from exercised options						1	1
Own shares sold							0
Exchange rate adjustment, assetsin foreign currency						-63	-63
Adjustment of opening balances and other adjustments							0
relating to subsidiaries			25			22	47
Balance at 31.12.2006	**18**	**222**	**7**	**-35**	**0**	**2.565**	**2.777**

Notes (unaudited)

1. Segment information

Primary segment - business activities
Group, 2006/07

mDKK	Medical Care + Breast Care		Not Allocated costs and eliminations		Total	
	2006/07	*2005/06*	*2006/07*	*2005/06*	*2006/07*	*2005/06*
Revenue	2.048	1.646	0	0	2.048	1.646
Operating profit for segment	359	348	-99	-73	260	275

Notes (unaudited)

	Group	
	mDKK	
	2006/07	*2005/06*
2. Financial income		
Interest income	6	7
Exchange-rate adjustments	17	1
Fair-value adjustments transferred from equity	0	0
Total	**23**	**8**
3. Financial expenses		
Interest expense	46	37
Fair-value adjustments from share options	34	8
Fair-value adjustments transferred from equity	0	1
Other financial expenses	1	1
Total	**81**	**47**
4. Minority interests		
Minority interests at 1.10.2006	1	2
Acquisitions	0	0
Share of net profit from subsidiaries	0	0
Dividend paid	0	-1
Minority interests at 31.12.2006	**1**	**1**
5. Adjustment for non-cash operating items		
Depreciation	145	93
Gain on sale of fixed assets	0	0
Change in provisions	-9	1
Total	**136**	**94**
6. Changes in working capital		
Inventories	-60	-7
Trade receivables	-63	-40
Other receivables	-41	-1
Trade and other payables	-1	-56
Total	**-165**	**-104**

	Group	
	mDKK	
	2006/07	*2005/06*
7. Liquidity		
Marketable securities	1	294
Cash	2	1
Bank balances	306	560
	309	855
Utilised credit facilities, short term	-584	-199
Total	**-275**	**656**

8. Contingent items

Contingent liabilities

At 31 December 2006 the parent company had guaranteed loans raised by Group enterprises and associates of mDKK 431 (2004/05 mDKK 359).

Minor lawsuits are pending against the Group. These are not expected to influence the company's future earnings.

END